UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39458

Medicenna Therapeutics Corp.
(Translation of registrant's name into English)

2 Bloor St. W., 7th Floor
Toronto, Ontario M4W 3E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Other Events

On October 10, 2023, Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) issued a press release announcing the appointment of Humphrey Gardner, M.D. as Chief Medical Officer. The press release is furnished as Exhibit 99.1 to this Form 6-K.

The information set forth above in this Form 6-K with respect to the appointment of Dr. Gardner shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information set forth in Exhibit 99.1 to this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated October 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.

Date: October 10, 2023	By:	/s/ Jeff Caravella
Name: Jeff Caravella
Title: Chief Financial Officer